UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y180
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 8, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 14,946,666 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 14,946,666 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,946,666 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (2)

14.	TYPE OF REPORTING PERSON CO

____________________

(1) Represents the number of Common Shares issuable upon the conversion of 13,452 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) held by Family Trading Inc., assuming conversion at a conversion price of $0.90, calculated as described in Item 6 below as of September 14, 2021.

(2) See Item 5(a)

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 15,046,666 (1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

15,046,666 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,046,666 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (3)

14.	TYPE OF REPORTING PERSON OO

____________________

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.

(2) Includes 14,946,666 Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $0.90, calculated as described in Item 6 below as of September 14, 2021.

(3) See Item 5(a).

Explanatory Note:  This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "Commission") by Family Trading Inc. ("Family Trading") and the Lax Trust (the "Trust") on August 24, 2021. This Amendment No. 1 is being filed on behalf of Family Trading and the Trust (collectively, the “Reporting Persons”). This Amendment No. 1 is being filed to reflect the increase in the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”).   Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D filed with the Commission on August 24, 2021.

Item 1.	Security and Issuer

This Amendment No. 1 is being filed with respect to the Common Shares of the Issuer.

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str

15124 Maroussi

Greece

Item 2.	Identity and Background.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 1, there are no material changes to this Item 2 from the Schedule 13D filed by the Reporting Persons with the Commission on August 24, 2021.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D/A is being filed to reflect an increase in the beneficial ownership of Common Shares by the Reporting Persons upon the issuance of 2,188 Series E Preferred Shares to Family Trading on September 8, 2021. More information relating to the acquisition of the Series E Preferred Shares is found under Item 6, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

There are no material changes to this Item 4 from the Schedule 13D filed by the Reporting Persons with the Commission on August 24, 2021.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of September 14, 2021, there were 39,831,972 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 14,946,666 Common Shares, representing approximately 27.3% of the outstanding Common Shares. This percentage ownership is based on 54,778,638 Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 39,831,972 Common Shares issued and outstanding and (ii) 14,946,666 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $0.90, calculated as described in Item 6 below as of September 14, 2021. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 14,946,666 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 14,946,666 Common Shares.

The Trust may be deemed to beneficially own 15,046,666 Common Shares, representing approximately 27.5% of the outstanding Common Shares. This percentage ownership is based on 54,778,638Common Shares outstanding, which is calculated for this purpose by taking the sum of (i) 39,831,972 Common Shares issued and outstanding and (ii) 14,946,666 Common Shares, the number of Common Shares issuable upon the conversion of 13,452 Series E Preferred Shares held by Family Trading Inc., assuming conversion at a conversion price of $0.90, calculated as described in Item 6 below as of September 14, 2021. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 15,046,666 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 15,046,666 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Except as described above, to the best knowledge of the Reporting Persons, no Common Shares are beneficially owned by the persons named in response to Item 2.

(c.) Except for those transactions described herein (see Items 3 and 6), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Series E Perpetual Convertible Preferred Stock

On March 29, 2019, the Issuer entered into a Stock Purchase Agreement with Family Trading for the sale of 27,129 newly issued Series E Preferred Shares at a price of $1,000 per share, in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended. On June 30, 2019, the Issuer issued 1,029 Series E Preferred Shares for the payment of dividends accumulated since the original issuance of the Series E Preferred Shares through June 30, 2019. From July 25, 2019 to March 19, 2020, the Issuer redeemed 33,798 of Series E Preferred Shares pursuant to their terms for an aggregate purchase price of $38.9 million. On February 17, 2020, the Issuer issued 16,004 Series E Preferred Shares to Family Trading, as settlement of the consideration outstanding for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from parties affiliated with Mr. Pistiolis, and for dividends payable to Family Trading Inc. under already-outstanding Series E Preferred Shares. On June 30, 2020, we issued 900 Series E Preferred Shares to Family Trading, as settlement for dividends payable to Family Trading under already-outstanding Series E Preferred Shares.

On August 20, 2020, the Issuer and Family Trading entered into a Standstill Agreement, pursuant to which Family Trading agreed not to convert any of its Series E Preferred Shares into Common Shares until August 20, 2021.

On September 8, 2021, pursuant to a Sale and Purchase Agreement between the Issuer and Zizzy Charter Co. dated September 8, 2021, the Issuer issued 2,188 Series E Preferred Shares to Family Trading as partial settlement of the consideration outstanding for the purchase of an additional 65% ownership interest in each of Julius Caesar Inc. and Legio X Inc., each a party to shipbuilding contracts for VLCC Julius Caesar and VLCC Legio X Equestris, respectively, from a party affiliated with Mr. Pistiolis.

The following description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Statement of Designations of the Series E Preferred Shares, which is incorporated by reference herein.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Issuer’s Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) $500.00, (ii) 80% of the lowest daily VWAP of the Issuer's Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Issuer’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Issuer’s Common Shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. The Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting.  The holders of each Series E Preferred Share are entitled to the voting power of one thousand (1,000) Common Shares of the Issuer.  The holders of Series E Preferred Shares and the holders of the Issuer’s Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Issuer. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Issuer, the holders of Series E Preferred Shares shall be entitled to receive the net assets of the Issuer pari passu with the Common Shares.

Redemption.  The Issuer at its option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. The Issuer shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, the Issuer shall first provide one business day advance written notice to the holders of his intention to make a redemption (the “Redemption Notice”), setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of their Series E Preferred Shares. Upon the expiration of the one business day period, the Issuer shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period. The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed. Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Issuer’s Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof. Dividends will not be payable in cash, if such payment violates any provision of any senior secured facility that the Issuer has entered or (as the case may be) will enter into, or any senior secured facility for which the Issuer has provided or (as the case may be) will provide a guarantee, for as long as such provisions, if any, remain in effect.

Ranking. All Series E Preferred Shares shall rank pari passu with all classes of the Issuer’s Common Shares.

As of September 14, 2021, the 13,452 Series E Preferred Shares beneficially owned by the Reporting Persons are convertible into 14,946,666 Common Shares, assuming conversion at the Series E Conversion Price of $0.90, calculated as described above as of such date.

Series D Preferred Stock

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. a corporation all of whose outstanding common shares are owned by the Trust. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. On December 1 and December 10, 2020, the Issuer sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to a third non-affiliated party (the “Navigare Lease”). As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, the Issuer amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the outstanding voting shares of the Issuer, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The voting power of each share of Series D Preferred Stock and the number of shares of Series D Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer’s Common Shares or a subdivision or combination of the Issuer’s outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 1, there are no material changes to this Item 6 from the Schedule 13D filed with the Commission on August 24, 2021.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B

Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

Exhibit C	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 6-K, filed on December 4, 2020).

Exhibit D	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit E	Certificate of Designation of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit F	Standstill Agreement dated August 20, 2020 (incorporated by reference to Exhibit 4.28 of the Issuer's Annual Report on Form 20-F, filed with the Commission on April 23, 2021).

Exhibit G	Sale and Purchase Agreement between Top Ships Inc. and Zizzy Charter Co. dated September 8, 2021.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2021	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: September 14, 2021	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

EXHIBIT G

SALE AND PURCHASE AGREEMENT This Sale and Purchase Agreement (this "Agreement") is entered into as of September 8 th ; 2021 , by and between Top Ships Inc . , a Marshall Islands corporation (the "Buyer") , and Zizzy Charter Co . , a· Marshall Islands corporation (the "Seller") . The Seller and the Buyer are sometimes referred to in this Agreement as a "Party" and collectively as the "Parties . " · RECITALS WHEREAS, the Seller owns 325 and 325 shares (together the "Shares") of capital stock, no par value, representing 65 % of the issued and outstanding shares of capital stock of Julius Caesar Inc and Legio X Inc . respectively (together the " Investment Shares") ; WHEREAS, Julius Caesar Inc is a party to a shipbuilding contract for a very high specification scrubber fitted VLCC tanker currently under construction in Hyundai Heavy Industries (the " hipyard") with Hull number 3213 and expected delivery in January 2022 . Upon its delivery from the Shipyard the VLCC tanker will enter into time charter employment with Trafigura Maritime Logistics Pte Ltd, Singapore, as per a time charter party agreement dated 15 th December 2020, as amended, for a firm duration of three years at a gross daily rate of$36,000, with a charterer's option to extend for two additional years at $39,000 and $41,500, respectively ("Company I"); WHEREAS, Legio X Inc ("Company 2 " and together with Company l "T he Companies") is a party to a shipbuilding contract (together with the shipbuilding contract of Julius Caesar Inc the " .. hipbuilding Contracts") for a very high specification scrubber fitted VLCC tanker currently under construction in the Shipyard with Hull number 3214 and expected delivery in February 2022 . Upon its delivery from . the Shipyard the VLCC tanker will enter into time charter employment with Trafigura Maritime Logistics Pte Ltd, Singapore, as per a time charter party agreement dated 17 th December 2020 , as amended, for a firm duration of three years at a gross daily rate of $ 35 , 750 , with a charterer's option to extend for two additional years at $ 39 , 000 and $ 41 , 500 , respectively (together with the time charter of Julius Caesar Inc the "Time Charters") ; WHEREAS, the total shipbuilding cost, as of the date of this agreement, is $89,761,120 for Hull 3213 and $89,758,120 for Hull 3214. WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller the Investment Shares. WHEREAS ; the disinterested directors of the Board of Directors of the Buyer (the " ') have unanimously determined that this Agreement and the transaction·s contemplated hereby and thereby are fair to and in the best interests of the Buyer and the shareholders of the Buyer . NOW, THEREFORE, in consideration of the respective representations, warranties and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows : ARTICLE I PURCHASE AND SALE OF THE INVESTMENT AND PURCHASED SHARES; CLOSING Section 1 . 1 Sale and Purchase of the Investment Shares . At the Closing (as defined below), subject to the terms and conditions herein contained, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Investment Shares, together with all rights and interests associated therewith . Section 1 . 2 Consideration . In consideration of the sale, conveyance, transfer, assignment and delivery of the Investment Shares at Closing, the Buyer shall deliver to the Seller a consideration of $ 29 . 75 million (the "Consideration" ) payable as follows : · $2.18 million (at Liquidation Amount, as per the Series E Preferred Shares Statement of Designations) in the form of Series E Preferred Shares to be issued today to the name of Family Trading Inc. $27.57 million payable in cash, up to 30 days after the delivery of the last vessel, to the following bank account: CREDIT SUISSE AG

ZURICH, 8070, CH ACCOUNT HOLDER: CENTRAL MARE INC. ACCOUNTNUMBER: 2193917 - 92 IBAN (USD): CH91 0486 6219 3917 9200 0 SWIFT CODE: CRESCHZHXXX As part of this transaction the Seller agrees to provide finance by remaining responsible to the shipyard for up to 20 % of the Shipbuilding Cost per vessel ( $ 17 . 8 million per vessel) or $ 35 . 6 million in total, at the option of the Buyer, with such option to be exercised until each vessel's delivery date . Following the exercise of the option, repayment of finance to the Seller is to take place via one single installment within 36 months from each vessel's delivery . The cost of finance and financial covenants shall be agreed between the parties at the time of exercise and will take into account market terms for similar duration unsecured financings, however it is hereby agreed that in case the Buyer is delisted from NASDAQ it would constitute a default of the financing agreement . Finally, the Buyer will . not provide any form of performance guarantee to the Shipyard as the Seller will remain the guarantor until both vessels are delivered by the Shipyard . Section 1 . 3 Closing . The consummation of the sale and purchase of the Shares (the "Closing") shall take place at the Representative Office of Top Ships Inc . , 1 Vas . Sofias and Meg . Alexandrou Str 15124 Maroussi, Greece, on the date hereof, (the "Closing Date") . Section 1 . 4 Deliverables . On the Closing Date, subject to the terms and conditions herein contained, the Seller shall deliver to the Buyer the Investment Shares free and clear of any and all charges, claims, conditions, encumbrances, equitable interests, liens, mortgages, options, pledges, rights of refusal, security interests or restrictions of any kind, including any restrictions on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, in each case of any nature whatsoever (not including any restrictions on the resale of the Investment Shares under the Securities Act of 1933 , as amended (the "Securities Act") or under applicable state securities laws) (collectively, "Liens") , in certificated form, registered in the name of the Buyer or its designated nominee (or, if applicable, stock powers duly executed in blank, proper form for transfer), together with any necessary assignment documents in form and substance as reasonably requested by the Buyer . ARTICLE II REPRESENT ATIONS AND WARRANTIES. OF THE SELLER AND THE BUYER The Seller represents and warrants to the Buyer and Buyer represents and warrants to the Seller that the statements in the following sections of this Article II are true and correct as of the date ofthis Agreement and as of the Closing Date : Section 2 . 1 Organization and Good Standing . Each of the Parties and the Companies are duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands and have all requisite corporate power and authority to own, lease, operate and hold their respective properties and assets and _ to conduct their respective business as is now conducted and as currently contemplated to be conducted, and is authorized to do business in all jurisdictions material to the conduct of its respective business . The Parties have delivered to each other complete and correct copies of the Articles oflncorporation, Bylaws or other charter documents ("Constitu tion fl l Documents") of the Companies, in each case, as currently in effect, together with copies of all minutes of meetings and resolutions of shareholders and directors ofthe Companies (the "Companies CorporatcRecords") . The Companies Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable laws and in compliance with the Companies Constitutional Documents . The Companies are not in default under or in violation of its Constitutional Documents . Section 2 . 2 Authority and Enforceability . Each of the Parties have the full legal right and requisite corporate power and authority and has taken all action necessary in order to execute, deliver and perform fully its obligations under this Agreement and to consummate the transactions contemplated herein . This Agreement has been duly and validly authorized, executed and delivered by the Parties and constitutes a valid and binding obligation of the Parties, enforceable against it in accordance with its terms, except as,enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and·those providing for equitable defense . Section 2 . 3 Consents and Approvals ; No Violation . Neither the execution and delivery of this Agreement by the Parties nor the consummation of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Constitutional Documents of the Parties or the Companies ; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any national, federal, regional, state, multi - state, municipal or other governmental authority of any nature, including any court, subdivision, agency, commission or authority thereof, or any quasi - governmental body exercising any regulatory or taxing authority (any such governmental authority or body, a "Govemmental Body"), other than those that have 2 been made or obtained ; (iii) cause any of the Parties or the Companies to violate or contravene any provision of law, any rule or regulation of any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award, binding upon or applicable to them or the Companies or their respective assets ; (iv) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, license, obligation, commitment, purchase order or other agreement, commitment, instrument, pennit, concession, or obligation, written or oral (each, a "Contract") to which the Parties or the Companies or any of their respective assets may be bound, except in such cases where the requisite waivers or consents have been obtained ; or (v) result in the creation of any Lien upon any of the properties or assets of the Parties or the Companies under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Parties or the Companies or any of their respective assets may be bound or affected . · Section 2 . 4 No Litigation . There is no action, suit, claim, investigation, litigation, legal, administrative, arbitration or other proceeding pending against the Parties other than publicly disclosed or, to the knowledge of the other Party, threatened against the Parties, nor is any of the Parties subject to or bound by any outstanding orders, judgments, injunctions, awards or decrees of any Governmental Body, other than publicly disclosed, which questions the validity of this Agreement or any of the transactions contemplated hereby or any action taken or to be taken pursuant hereto or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated h reby . Section 2 . 5 No Registration . The Shares exchanged pursuant to this Agreement are being acquired for investment purposes only and not with a view to any public distribution thereof in violation of any securities laws, and the Parties shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act . The Parties acknowledge that it is able to fend for themselves, can bear the economic risk of its investments in the Shares, and have such knowledge and experience in financial and business matters renders them capable of evaluating the merits and risks of an investment in the Shares . The Parties understand that, when issued, none of the Shares will be registered pursuant to the Securities Act and that all of the Shares will constitute "restricted securities" under the federal securities laws of the United States . Each certificate for Shares shall bear the following legend : "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 , AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED O R OTHE R WIS E DISPOSE D OF IN TH E ABSENC E OF (I) A N EFFECTIV E REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (11) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED . " Section 2 . 6 apitalizalion . The Companies are authorized to issue five hundred (500) shares each, without par value, of capital stock . The Shares represent all of the issued and outstanding shares of capital stock of the Companies . All of the Shares are duly authorized, validly issued, fully paid and non - assessable and are owned legally by the Parties . Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange or right of first refusal under any outstanding security or other instruments) by the Parties of the Shares, and there is no obligation on the part of the Parties to grant, extend or enter into any of the foregoing . There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Shares or any other equity or voting interests in the Companies . No claim has been made or, to the knowledge of the Parties, threatened against the Parties or the Companies asserting that any person other than the Parties or its sole shareholders are the holders or beneficial owners of the Shares or any other equity or voting interests in the Companies . Section 2 . 7 Ownership of the Investment hares . The Seller is the sole legal owner and holder of, and has good, valid and marketable title to, the Investment Shares to be sold pursuant to this Agreement, free and clear of any Liens . At the Closing, the Seller will transfer, assign and deliver good and marketable title to the Investment Shares to the Buyer, free and clear of all Liens . Section 2 . 8 ontracts . The Companies are not a party to any Contract other than the Shipbuilding Contracts and the Time Charters . The Companies have good and valid title to the Shipbuilding Contracts, free and clear of any Liens . The Companies are not in default under the Shipbuilding Contracts, nor does an event exist which, with the giving of notice or lapse of time or both, would constitute such a default . To the Parties knowledge, all other parties to the Shipbuilding Contracts are in compliance with the terms thereof . T_he Shipbuilding Contracts are in full force and effect and are enforceable against the Companies and the other parties thereto in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defense . No consent (including the consent of any Governmental Body) or other action is required in order for the Shipbuilding Contracts to remain 3 in full force and effect, and for the Companies to fully exercise their rights thereunder, following the Closing . The Parties have delivered or made available to each other the true and complete copies, including all amendments and supplements thereof, of the Shipbuilding Contracts . Section 2 . 9 No Unlawful Payments . Neither the Parties nor the Companies, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of the Parties or the Companies, as applicable, has : (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity ; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds ; or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contr . actor, politician, government employee or other person . Section 2 . 10 Pu ll Disclosure . No representation or warranty by the Parties in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Parties pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading . Section 2 . 11 Adequate Information . Each of the Parties (i) h s sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of the sale of the Investment Shares and of protecting its own interests in connection with the sale of the Investment Shares ; (ii) is a sophisticated person with respect to the exchange of the Shares ; (iii) has adequate information concerning the business and financial condition, prospects and plans of the Companies to make an informed decision regarding the exchange of the Shares ; and (iv) has independently and without reliance upon the other Party member, and based on such information as the they have deemed appropriate, made its own analysis and decision to enter into this Agreement . The Parties acknowledges that the no member of the Parties have given to one another any investment advice or opinion on whether the sale or purchase of the Shares is prudent or suitable and no member of the Parties is relying on any representation or warranty by the other member of the Parties except as expressly set forth in this Agreement . Section 2 . 12 No General Solicitation . Neither the Parties nor any nominee thereof has offered any Shares by any means of general solicitation or advertising (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio ; or (ii) any seminar or meeting whose attendees have been invited by general solicitation or advertising . Section 2 . 13 Independent Investigation . Each of the Parties has had the opportunity to conduct to its own satisfaction independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Companies and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties of the Parties set forth in Article II hereof and the other information provided by the Parties . Section 2 . 14 Exempt i on from Registration . The Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act . ARTICLE III [PURPOSETL Y LEF T BLANK] ARTICLE IV COVENANTS Section 4 . 1 onduct of Business Pending Closing , The Buyer and the Seller agree that between the date of the execution of this Agreement and the Closing Date, (i) the Parties shall, or shall cause the Companies to, conduct the business and maintain and preserve the assets of the Companies in the ordinary course of business ; (ii) the Parties shall use their reasonable efforts to cause all of the representations and warranties in Article - II hereof, to continue to be true and correct ; and (iii) the Companies shall not incur any debt, or enter into any other Contract . Section 4 . 2 Further Assurances . Each of the Parties shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to each other such certificates, assignments or other instruments of ownership, transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Parties, as shall be necessary to vest in each member of the Parties all of the right, title and interest in and to the Shares undertaken to be sold to the Buyer by the Seller and to the Seller by the Buyer pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by each member of the Parties in connection with this Agreement . 4

Section 4 . 3 Governmental Filing . As promptly as practicable after the execution of this Agreement, each Party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any . Section 4 . 4 Further Consents . After the Closing Date, the Parties shaU obtain any consents or approvals or assist in any filings reasonably required in connection with the transactions contemplated hereby that are requested by each member of the Parties and that have not been previously obtained or made . . Section 4 . 5 Public Announcements . Neither Party shaU, without the prior approval of the other Party, issue, or permit any of its partners, stockholders, directors, officers, employees, members, managers, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by law, NASDAQ requirements or any Governmental Body to which the relevant Party is accountable . ARTICLE V CONDITIONS TO CLOSING Section 5 . 1 Conditions to Ob l igati ons of Buyer . At the Closing, the obligation of the Buyer to buy the Investment Shares from the Seller is subject to the fulfiUment at the Closing of the following conditions : (a) Accuracy of Buyer Repr esentatio n s and Warrant ies : ompliance . The representations and warranties of the Buyer contained in Article II of this Agreement shall be true and correct in all material respects at and as of the Closing Date as though then made, and Buyer shall have performed and complied in all material respects with all conditions and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date . (b) Legal Investment . On the Closing Date, the· purchase and sale of the Investment Shares shall be permitted by the laws and regulations of each relevantjurisdiction . (c) No Actions Pending . There shall be rio suit, action, investigation, inquiry or other proceeding by any Governmental Body or other person or entity pending or threatened in writing that challenges, or has the effect of interfering with, the validity or legality of the transactions contemplated in this Agreement . (d) No Material Adverse Change . Between the date of the execution of this Agreement and the Closing Date, there shall not have been any material adverse change in the condition, financial or otherwise, or the business affairs or assets, of the Companies . Section 5 . 2 onditions to Obligations of Sell er . The obligation of the Seller to sell the Investment Shares to the Buyer is subject to the fulfillment at the Closing of the following conditions : (a) Accuracy of Sel l e r Representations and Warranties : Compliance . The representations and warranties of the Seller contained in Article II of this Agreement shall be true and correct in all material respects at and as of the Closing Date as though then made, and the Seller shall have performed and complied in all material respects, with all conditions and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date . (b) Legal Investment . On the Closing Date, the purchase and sale of the Shares shall be permitted by the laws and regulations of each relevant jurisdiction . (c) No Actions Pending . There shall be no suit, action, investigation, inquiry or other proceeding by any Governmental Body or other person or entity pending or threatened in writing, other than publicly disclosed, that challenges, or has the effect of interfering with, the validity or legality of the transactions contemplated in this Agreement . ARTICLE VI MISCELLANEOUS Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date : (a) by the mutual written agreement of the Seller and the Buyer; (b) by the Buyer if any of the conditions set forth in Section 5 . 1 hereof shall have become incapable of fulfillment, by reason other than the Buyer's negligent or willful failure to perform or observe in any material respect any of the 5 covenants or agreements set forth herein to be performed or observed by the Buyer, and such conditions shall not have been waived by the Seller;

(c) by the Seller if any of the conditions set forth in Section 5.2 hereof shall have become incapable of fulfillment, by reason other than the Seller's negligent or willful failure to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by the Seller, and such conditions shall not have been waived by the Buyer; or

Section 6.2 No further Liability. Subject to Section 6.4, if this Agreement is terminated in accordance with Section 6.1 hereof, (i) neither Party shall have any further obligation or liability under this Agreement, other than by reason of a breach or default by a Party hereunder; and (ii) any monies, instruments or documents of any Party held in escrow or transferred to the other Party in connection with the transactions contemplated herein with respect to which the Closing shall not have occurred shall be immediately returned to such Party. For the avoidance of doubt, any such termination shall not have any effect whatsoever on any transactions contemplated herein with respect to which the Closing has occurred.

Section 6.3 Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, its managers, directors, officers, members, partners, shareholders, employees, attorneys, accountants, agents and representatives and their successors and assigns from and against all liabilities, losses, damages or expenses (including, without limitation, reasonable attorney's fees and disbursements) based upon or arising out of (i) any inaccuracy or breach of any representation or warranty of such indemnifying Party herein, and (ii) any breach of any covenant or agreement of such indemnifying Party herein.

Section 6.4 Survival. The representations, warranties, covenants and agreements of each of the Parties under this Agreement shall survive the Closing. Furthermore, Section 6.2 and Section 6.3 hereof shall survive the termination of this Agreement.

Section 6.5 Expenses. Each of the Parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder, except as provided in Section 6.3.

Section 6.6 Assignment. This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, *provided, however,* that a party may not assign this Agreement without the prior written consent of the other party.

Section 6.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other shall be in writing and delivered by hand or by an courier service or shall be sent by facsimile or electronic mail to the address for such Party set forth below:

If to the Buyer:	Top Ships Inc. 1 Vas. Sofias-and Meg Alexandrou Str 15124 Maroussi, Greece Attention: Alexandros Tsirikos Facsimile: +30210 8056441 Email: atsirikos@topships.org
If to the Seller:	Zizzy Charter Co. Kanari 11 10676 Athens, Greece Facsimile: +302108128320 Email: louka@loukapartners.com
With a copy (which shall not constitute notice) to:	Watson Farley & Williams LLP 250 West 55th Street - 31st Floor New York, New York 10019 Attention: Will Vogel Email: WVogel@wfw.com

6

or to such other place and with such other copies as either Party may designate as to itself by written notice to the other . All such notices, requests, instructions or other documents shall be deemed to have been delivered (i) in the case of personal delivery or delivery by courier, on the date of such delivery, (ii) in the case of delivery by facsimile transmission or electronic mail, when receipt is acknowledged and (iii) in the case of mailing, on the third business day after the posting thereof . Whenever any notice is required to be given by law or this Agreement, a written waiver thereof signed by the Party entitled to such notice, whether before or after the time stated at which such notice is required to be given, shall be deemed equivalent to the giving of such notice . Section 6 . 8 Entire Agreement : Amendments and Waivers . This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties . No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by each Party to the Agreement . No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided . Section 6 . 9 Heading . Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof . Section 6 . 10 Further Assurances . From and after the Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement . Section 6 . 11 Choice of Law . This Agreement shall be construed and interpreted, and the rights of the Parties determined, in accordance with the laws of the State of New York, without regard to principles of conflicts of law . Section 6 . 12 Jurisdiction . Each of the Seller and the Buyer (i) irrevocably submits to the co - exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located i . n New York County for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceedings in improper . Each of the Seller and the Buyer consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such Party at the address set forth in Section 6 . 7 and agrees that such service shall constitute good and sufficient service of process and notice thereof . Nothing in this Section 6 ; 12 shall affect or limit any right to serve process in any other manner permitted bylaw . Section 6 . 13 WAIVER OF JURY TRLAL . TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRJAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN . Section 6 . 14 Remedies . In addition to any remedies either Party may have in law, each Party shall be entitled to apply to any court of competent jurisdiction (without posting bond or other security) to enjoin any actual or threatened breach or default under this Agreement and shall also be entitled to seek specific performance of this Agreement . The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Party at law or in equity or otherwise . Section 6 . 15 Severabi lity of Provisions . Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction . Section 6 . 16 o Third Party Beneficiary Right . No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or other rights of any kind in any client, customer, affiliate, stockholder, member, or partner of any Party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the Parties hereto . · Section 6 . 17 Counterparts . This Agreement may be executed in two or more counterparts, and all such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument . Facsimile or • portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder . 7

(Signature Page Follows) 8

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above. BUYER: By: Name: Title: SELLER: = Y C WQ - Name : J>inelop i Athanasi11 Platsouk11 Title: Director -- (Signature Page to Sale and P11rchaseAgreement)

SCHEDULE 1 1. Shipbuilding Contracts with HyundaiHeavy Industries by and among the Companies for the construction of the Vessels; and 2. Time charter parties, Julius Caesar Inc. and Legio X Inc. and Trafigura Maritime Logistics Pie Ltd, Singapore.